

Mail Stop 3030

September 11, 2015

Via E-mail
Mr. William Westbrook
Chief Executive Officer
Swordfish Financial, Inc.
P.O. Box 431
Vernon, AZ 85940

>   **Re: Swordfish Financial, Inc.
>   Form 10-K for Fiscal Year Ended December 31, 2014
>   Filed April 15, 2015
>   Amendment No. 1 to Form 10-Q for the Quarterly Period
>   Ended March 31, 2015
>   Filed September 8, 2015
>   Amendment No. 1 to Form 10-Q for the Quarterly Period
>   Ended June 30, 2015
>   Filed September 8, 2015
>   File No. 000-07475**

Mr. Westbrook:

We have reviewed your September 8, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 19, 2015 letter.

Amendment No. 1 to Form 10-Q for the Quarterly Period Ended March 31, 2015

Item 4. Controls and Procedures, page 15

1.   We note the disclosure that your management concluded that your disclosure controls and procedures are not effective as of March 31, 2015 "after considering the existence of material weaknesses identified." Please revise the section in future filings to describe the

material weaknesses you identified and to indicate when the material weaknesses were identified.

Exhibit 31.1 and 31.2

2.   We note your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. For instance, we note that you replace the word "registrant" with "small business issuer" in paragraphs 3, 4, and 5. Please revise your future filings to include revised certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Amendment 1 to Form 10-Q for the Quarterly Period Ended June 30, 2015

Item 4 - Controls and Procedures, page 15

3.   We note your response to prior comment 1 but note that you continue to disclose that your "internal controls over" disclosure controls and procedures were not effective. As previously requested, please amend the filing to provide management's conclusion on the effectiveness of your disclosure controls and procedures as of June 30, 2015.

4.   Further to the above, we note your response to prior comment 5 indicating that you removed the disclosure relating to internal control over financial reporting since it was unnecessary. However, we note that you continue to disclose that you performed an assessment of your internal controls over financial reporting as of June 30, 2015. Consistent with your response, please amend the filing to remove the disclosures relating to internal control over financial reporting at June 30, 2015.

You may contact Tara Harkins at (202) 551-3639, or Eric Atallah, Senior Accountant, at (202) 551-3663 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery